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                             June 22, 2020

       Nigel S. Glenday
       Chief Executive Officer
       Masterworks 016, LLC
       497 Broome Street
       New York, New York 10013

                                                        Re: Masterworks 016,
LLC
                                                            Offering Statement
on Form 1-A
                                                            Filed May 28, 2020
                                                            File No. 024-11227

       Dear Mr. Glenday:

              We have reviewed your offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Offering Statement on Form 1-A filed May 28, 2020

       General

   1. We note that you intend to file a pre-qualification amendment including the name of the painting, artist, and
related information, once you have identified the painting you will acquire. Please file a
screenshot of your website, which we consider test-the-waters material, as an exhibit
to your pre-qualification amendment.
               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

              We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
 Nigel S. Glenday
Masterworks 016, LLC
June 22, 2020
Page 2

action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Katherine Bagley at (202) 551-2545 or Mara Ransom at
(202) 551-3264
with any questions.



                                                           Sincerely,
FirstName LastNameNigel S. Glenday
                                                           Division of
Corporation Finance
Comapany NameMasterworks 016, LLC
                                                           Office of Trade &
Services
June 22, 2020 Page 2
cc:       Laura Anthony, Esq.
FirstName LastName